Exhibit 99.2

WEIBO CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: WB)

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PROXY CARD FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD
 AT 42ND FLOOR, EDINBURGH TOWER, THE LANDMARK, 15 QUEEN’S ROAD, CENTRAL, HONG KONG
 ON NOVEMBER 2, 2017 AT 2:00 P.M. (HONG KONG TIME)

I/We,
Please Print Name(s)

of
Please Print Address(es)

the undersigned, being the registered holder(s) of                                   Class A ordinary shares (Note 1), par value US$0.00025 per share, of Weibo Corporation (the “Company”) and                                     Class B ordinary shares (Note 1), par value US$0.00025 per share, of the Company, hereby appoint the Chairman of the Annual General Meeting(Note 2) or                                                   of                                                                                                                                                                                      as my/our proxy to attend and act for me/us at the Annual General Meeting and at any adjournment(s) or postponement(s) thereof, and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

As an ordinary resolution:

THAT Mr. Charles Chao shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

		☐	☐	☐
2.

As an ordinary resolution:

THAT Mr. Daniel Yong Zhang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

		☐	☐	☐

Dated , 2017	Signature(s) (Note 4)

This proxy card must be completed, signed by the person registered in the register of members at the close of business in the Cayman Islands on October 2, 2017 (Cayman Islands time) and returned to the Company’s office (to the attention of: Investor Relations Department) at 3/F, No.8 Sina Plaza, Courtyard 10, the West, XiBeiWang E.R. HaiDian District, Beijing 100193, People’s Republic of China, no less than 48 hours before the time appointed for the holding of the Annual General Meeting.

1                   Please insert the number of or strike out the class of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy card will be deemed to relate to all the shares in the Company registered in your name(s).

2                   If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3                   IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion.

4                   This proxy card must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.